March 19, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Ms. Jennifer Fugario

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 4561

Re: Versant Corporation

Form 10-K for the Fiscal Year Ended October 31, 2009

File No. 000-28540

Dear Mr. Gilmore and Ms. Fugario:

Versant Corporation (“Versant” or the “Company”) has received and reviewed your March 5, 2010 letter (the “Letter”) to Versant on behalf of the Securities and Exchange Commission (the “Commission” or the “SEC”), which contains the comments of the Staff of the Commission (the “Staff”) on Versant’s above-referenced filing. Versant’s responses to the Commission’s comments are set forth below in this letter.

For ease of reference, we have set forth below each of the Staff’s comments in the Letter in bold, italicized text in the same numbered order in which they appear in your letter.  Versant’s response to each Staff comment follows immediately after the text of the corresponding comment.

Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 33

1.              We note that while you released a small portion of the deferred tax asset valuation allowance during the fourth quarter of fiscal 2009, the allowance at year-end remains significant. Your disclosures here, as well as on page 91, indicate that in evaluating your ability to recognize deferred tax assets, you consider all positive and negative evidence, including past operating results in the most recent fiscal years and an assessment of expected future results of operations on a jurisdiction by jurisdiction basis. Given your operating results in recent years, particularly internationally, as well as the guidance provided for fiscal 2010, please discuss in further detail the uncertainties related to your ability to utilize the balance of your deferred tax assets and why you believe the amount of the allowance established at October 31, 2009 is appropriate.

Response:

The Company has significant deferred tax assets arising primarily from net operating loss and tax credit carry forwards in the U.S., California and in Germany. Under ASC §740-10-30, Income Taxes, Overall, Initial Measurement, Establishment of a Valuation Allowance for Deferred Tax Assets, the realization of the Company’s deferred tax assets is dependent upon generation of sufficient future taxable income during those periods in which Versant’s net operating loss and tax credit carry forwards can be utilized. In evaluating Versant’s ability to utilize its deferred tax assets, management of the Company considers all available positive and negative evidence, including past operating results in the most recent fiscal years and an assessment of expected future results of operations on a jurisdiction by jurisdiction basis.

At October 31, 2009, the Company’s U.S. operations had federal and state net operating loss carry forwards of $69.9 million and $12.4 million, respectively, and federal and state tax credit carry forwards of $1.4 million and $700,000, respectively. The Company has in the past experienced substantial accumulated book and tax losses in its U.S. operations, including in fiscal 2009, and expects to experience a loss for both book and tax purposes in fiscal 2010.  Our business projections for the periods beyond fiscal 2010 reflect assumptions that are highly uncertain. Based on all information currently available to management, including consideration of current macroeconomic conditions, we have concluded that the probability of generating future taxable income does not meet the criteria of the “more likely than not” test of ASC §740. Due to the lack of forecasted future taxable income and the relative size of the Company’s federal and state net operating loss carry forwards, considerable doubt exists that the Company will realize these deferred tax assets. Based on this evidence, a full valuation allowance has been recorded against the Company’s deferred tax assets related to its U.S. operations.

The Company has also experienced substantial accumulated tax losses in the past, in its German operations, and had net operating loss carryforwards of approximately $31.4 million as of October 31, 2009.  In the most recent fiscal years, the Company has generated income and begun to utilize its deferred tax assets related to its German net operating loss carry forwards. Management of the Company has forecasted taxable income in its German operations in fiscal 2010. However, the ongoing global economic downturn has negatively impacted the Company’s operating results in all regions, including Europe.  The Company has experienced declining revenues as economic conditions have worsened. The Company’s income before taxes from Germany declined 35% from fiscal 2008 to fiscal 2009. Given the uncertainty of the current macroeconomic environment, our future revenues and operating results are difficult to forecast. The Company has confidence in its ability to reasonably project its results of operations through fiscal 2010. However, our business projections for the periods beyond fiscal 2010 reflect assumptions that are highly uncertain. Therefore, based on all the available evidence, management has concluded it is more likely than not that the Company will realize the benefit of its deferred tax assets related to its German net operating loss carry forwards only to the extent of its expected taxable income in fiscal 2010.

Comment:

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 66

2.              Your disclosures indicate that you use the residual method to recognize revenues from multiple-element license arrangements when there are one or more elements to be delivered at a future date.  Further, you disclose that revenues are deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of these undelivered elements, as determined by the price charged when sold separately. Please describe your methodology and assumptions used to establish VSOE of fair value for each undelivered element in these multiple-element arrangements. In your response, as it relates to PCS, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For example, if your agreements include stated future renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of typical renewal rates that are stated in your contracts and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of PCS is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective VSOE of fair value range.

Response:

Under ASC §985-605-25-6, Software, Revenue Recognition, Multiple-Element Arrangements, VSOE of the fair value of each element can be established as the price charged when the same element is sold separately. We respectfully advise the Staff that we have established VSOE of fair value of our PCS as evidenced by stand alone renewal transactions using the “bell shaped curve approach.” PCS of our Versant Object Database is priced as a percentage of the original software license fees. We perform quarterly analysis on a transaction by transaction basis to document the range of pricing in PCS renewals. We conclude that we have established VSOE of fair value for our PCS, if substantial majorities (greater than 80%) of our stand-alone renewal transactions are priced within a reasonably narrow range (plus or minus 15% from the midpoint of the range). For the year ended October 31, 2009, the pricing of over 95% of our stand alone PCS renewal transactions fell within the predefined pricing range.

Under ASC §985-605-25-67, Software, Revenue Recognition, Postcontract Customer Support, arrangement consideration must be allocated among contract elements based on VSOE of fair value. We respectfully advise the Staff that our revenue recognition policy with respect to multiple element arrangements explicitly states “the fee should be allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated within the contract for each element.”

Comment:

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of significant Accounting Policies

Revenue Recognition, page 66

3.              We note in your disclosure that prepaid royalties from Value Added Resellers (VARs) are recognized when the prepaid licenses are sold to the VAR. Clarify the terms of your prepaid royalty arrangements with your VARs including whether your VARs have refund rights, exchange rights or price protection. In your response tell us how you considered ASC 605-25-36 in accounting for your prepaid royalty arrangements.

Response:

Under ASC §985-605-25-36, Software, Revenue Recognition, Reseller arrangements, factors which could effect the amount or collectability of fees must be evaluated in determining if revenue recognition criteria have been met.  Specifically, factors which may indicate questions regarding the amount or collectability of fees may include: that there is uncertainty with respect to future returns; that rebates related to vendor price reductions are possible; that payment is contingent on a reseller’s success in distribution; and that the reseller may not have the ability to pay.

We respectfully advise the Staff that under the terms of our license agreements with our Value Added Resellers (“VARs”), the VAR has no refund or return rights, exchange rights or price protection.  Versant’s VAR agreements specifically state that the payments made to the Company are non-cancelable and non-refundable, and we have a history of not making concessions.  When payment to Versant is contingent on sales to the VAR’s end-user customers, revenue is recognized as royalties are reported to Versant by the VAR. Collectability is assessed on a customer-by-customer basis and when in doubt, revenue is recognized as payments are received from the VAR. License agreements with VARs may include royalty prepayments for specific licenses delivered, and these prepayments are recognized as revenue by the Company when collectability is reasonably assured, and there are no undelivered elements except PCS.  Our VAR agreements including prepaid royalty arrangements do not make payment of our license fees contingent upon the actual deployment of our software, and therefore, the future deployment schedules of our VARs have no impact to revenue recognition.

Comment:

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 94

4.              You state that your Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by the report, your disclosure controls and procedures “were effective to ensure that information required to be disclosed in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” This effectiveness conclusion is stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Response:

We confirm to the Staff that the Company’s disclosure controls and procedures were effective as of October 31, 2009, to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future filings we will exactly restate the full definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and state that our principal executive and principal financial officers’ conclusion of the effectiveness or ineffectiveness of our disclosure controls and procedures has been evaluated in accordance with such definition.

The disclosure will be consistent with the following:

Based on the evaluation of the effectiveness of our disclosure controls and procedures by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that (i) information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Comment:

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 94

5.              We note the statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of October 31. 2009. In addition, ensure that future quarterly and annual reports set forth whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238.

Response:

We confirm to the Staff that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of October 31, 2009.

We confirm to the Staff that future quarterly and annual reports will state, if true, that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Comment:

Item 15. Exhibits and Financial Statement Schedules

Exhibit 31.01 and 31.02

6.              The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

Response:

We confirm to the Staff that in future filings the Company will omit the titles of the certifying officers from the introductory paragraph of its certifications and that the Certifications of our Chief Executive Officer and Chief Financial Officer pursuant to the Section 302 of the Sarbanes-Oxley Act of 2002 will contain the exact language required by Item 601(b)(31)(i) of Regulation S-K.

Versant Corporation hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the information disclosed in this response, please do not hesitate to contact Jerry Wong, Chief Financial Officer at 650-232-2410.

Sincerely,

/s/ Jochen Witte	/s/ Jerry Wong
Jochen Witte	Jerry Wong
Chief Executive Officer	Chief Financial Officer